SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [_])*

Nephros, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.001 PAR VALUE
______________________________________________________________________________
(Title of Class of Securities)

640671103
______________________________________________________________________________
(CUSIP Number)

Salina Love
Enso Capital Management LLC
540 Madison Avenue, 18th Floor
New York, NY  10022

____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*           This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of Enso Global Equities Master Partnership, LP, Enso Capital Management, Ltd., Enso Capital Management LLC and Joshua Fink (the “September 2007 13D”), dated September 25, 2007, and an initial Schedule 13D on behalf Enso Global Equities Levered Master Partnership ("Levered").  This Schedule 13D constitutes an amendment and restatement of the September 2007 13D in its entirety.

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Global Equities Master Partnership, LP 75-3065586
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,058,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,058,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,058,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management, Ltd. (no I.R.S. Identification No.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,058,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,058,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,058,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management LLC 41-2025458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,058,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,058,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,058,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua A. Fink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,058,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,058,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,058,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Global Equities Levered Master Partnership, LP 134322632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,058,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,058,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,058,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer.

This Statement is being filed with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Nephros, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 3960 Broadway, New York, New York 10032.

Item 2. Identity and Background.

1)        This statement is filed by:

(i)	Enso Global Equities Master Partnership, LP ("Enso"), a Cayman Islands exempted limited partnership, with respect to the shares of Common Stock beneficially owned by it directly;

(ii)	Enso Global Equities Levered Master Partnership, LP, a limited partnership, with respect to shares of Common Stock beneficially owned by it directly;

(iii)	Enso Capital Management, Ltd., a Cayman Island exempted company, which is the general partner of Enso and Levered, with respect to the shares of Common Stock beneficially owned by Enso and Levered;

(iv)
Enso Capital Management LLC, a Delaware limited liability company, which is the investment manager of Enso Capital Management, Ltd., with respect to the shares of Common Stock beneficially owned by Enso and Levered; and

(v)	Joshua A. Fink, the Director of Enso Capital Management, Ltd. (general partner of Enso and Levered), with respect to the shares of Common Stock beneficially owned by Enso and Levered.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(2)           The address of the principal business and principal office of the Reporting Persons is c/o Enso Capital Management LLC, 540 Madison Avenue, New York, NY 10022.

(3)           Each of Enso and Levered is a private investment fund formed for the purpose of making various investments.  Enso Capital Management, Ltd. is the general partner of Enso and Levered.  Enso Capital Management LLC is the investment manager of Enso Capital Management, Ltd.  Mr. Fink serves as Director of Enso Capital Management, Ltd. (general partner of Enso and Levered), and as Chief Executive Officer and Chief Investment Officer of Enso Capital Management LLC.

(4)           Each of Enso Global Equities Partnership, LP, a Delaware limited partnership, and Enso Global Equities Fund, Ltd., a Cayman Islands exempted company, is also a partner in each of Enso and Levered.  The principal place of business of Enso Global Equities Partnership, LP and Enso Global Equities Fund, Ltd. is 540 Madison Avenue, New York, NY 10022.  Each of Enso's and Levered's partners and Enso's and Levered's investment manager are private investment funds formed for the purpose of making various investments.

(5)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)           None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(7)           Enso is a Cayman Islands exempted limited partnership.  Levered is a Cayman Islands exempted limited partnership. Enso Capital Management, Ltd. is a Cayman Island exempted company.  Enso Capital Management LLC is a Delaware limited liability company.  Mr. Fink is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons obtained beneficial ownership of the securities covered by this statement pursuant to (1) a Subscription Agreement dated September 25, 2007 (the "Subscription Agreement"), between the Company and Enso and (2) open market purchases of Common Stock.

Pursuant to the Subscription Agreement, on September 25, 2007 Enso purchased a Series A 10% Secured Convertible Note due 2008 issued by the Company (a "Series A Note") having a principal amount of $2,400,000 (the "Enso Note"). Enso purchased the Enso Note for $2,400,000 out of its general funds.

Enso's purchase of the Enso Note was part of a private placement by the Company of Series A Notes in which three other investors purchased Series A Notes having an aggregate principal amount of $10,276,500 (the "Private Placement"). In connection with the Private Placement, the Company entered into an Exchange Agreement dated September 19, 2007 (the "Exchange Agreement") with the holders of the Company's 6% Secured Convertible Notes due 2012 (the "Old Notes") pursuant to which such holders agreed to exchange the principal and accrued but unpaid interest in an aggregate amount of approximately $5.6 million due under the Old Notes for new Series B 10% Secured Convertible Notes due 2008 in an aggregate principal amount of $5.3 million (the "Series B Notes" and, together with the Series A Notes, the "Notes"). In connection with the Private Placement and the transactions consummated pursuant to the Exchange Agreement (the "Closing"), the Company, Enso and the other holders of Notes entered into an Investor Rights Agreement dated September 19, 2007 (the "Investor Rights Agreement").

On November 14, 2007 the principal and accrued interest due under each Series A Note was automatically converted into (i) shares of Common Stock at a conversion price per share of Common Stock equal to $0.706, and (ii) Class D Warrants (the "Warrants") for the purchase of shares of Common Stock in an amount equal to 50% of the number of shares of Common Stock issued upon conversion of the Series A Note. The exercise price for the Warrants is $0.90 per share of Common Stock, and the Warrants may be exercised at any time after issuance for a period of 5 years. The principal and accrued interest due under each Series B Note was automatically converted into shares of Common Stock at a conversion price per share of Common Stock equal to $0.706. All of the Notes automatically converted on November 14, 2007, the twenty-first (21st) day after the Company sent its stockholders a definitive Schedule 14C information statement relating to certain actions taken by stockholders of the issuer by written consent (the "Automatic Conversion Date").

On May 27, 2008, Levered purchased 1,249,904 shares of Common Stock [out of its general funds] and the Reporting Persons purchased 639,771 shares of Common Stock in investor accounts under management by the Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons consider the acquisition and ownership of the Enso Note and the Common Stock and Warrants received upon the conversion thereof and the open market purchases made on May 27, 2008 to be investments.

In satisfaction of a condition to the Closing, four of the Company's seven directors, including the Company's Executive Chairman, resigned on September 19, 2007. Also on September 19, 2007, Arthur Amron, a Vice President and Assistant Secretary of Lambda Investors LLC ("Lambda"), one of the three other investors in the Series A Notes, and a Partner and the Secretary of Wexford Capital, LLC ("Wexford Capital"), managing member of Lambda, and Dr. Paul Mieyal, an employee of Wexford Capital, were appointed to the Board in satisfaction of a condition to the Closing.

To permit the issuance of the Common Stock issuable upon the conversion of the Notes and the exercise of the Warrants (the "Subject Securities"), the Company amended its Certificate of Incorporation to increase its number of authorized shares of Common Stock from 40,000,000 shares to 60,000,000 shares (the "Certificate Amendment"). As a condition to the Closing, the Company was required to obtain written consents of stockholders of the Company sufficient to approve the Certificate Amendment and the issuance of the Subject Securities.

As part of the Closing, the Company entered into a Registration Rights Agreement with the holders of the Notes (the "Registration Rights Agreement") pursuant to which the Company agreed to register the Subject Securities for resale under the Securities Act of 1933. The Company has performed its obligations pursuant to the Registration Rights Agreement.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company (other than upon the exercise of the Warrants received by Enso) or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a) Amount beneficially owned: 7,058,677

(b) Percent of class: 17.7%

(c) Number of shares as to which the person has:

                       (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,058,677

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,058,677

The information provided above (and in the cover pages to this Statement) is based on the number of shares of Common Stock that Enso received upon the conversion of the principal amount of the Enso Note and accrued interest (3,446,001 shares), the number of shares of Common Stock underlying the Warrants that Enso received upon the conversion of the principal amount of the Enso Note and accrued interest (1,723,001shares) and the shares of Common Stock purchased by the Reporting Persons on May 27, 2008 (1,889,675 shares).

The percent of class specified above (and in the cover pages to this Statement) is calculated on the basis of 38,165,380 shares of Common Stock issued and outstanding as reported in the Company's Form 10-Q filed with the Commission on May 15, 2008, increased by the aggregate number of shares issuable upon the exercise of the Warrants received by Enso as a result of the conversion of the principal amount of the Enso Note (i.e., shares of Common Stock issuable upon the exercise of Warrants by other holders of Series A Notes have not been taken into account).

Pursuant to the Investor Rights Agreement and as further described in Item 6 below, the holders of the Notes other than Lambda have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of two individuals nominated for election to the Board of Directors of the Company by Lambda. Each of such holders has granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. As a result of such rights, the Investor Rights Agreement may be deemed to create a group of which Enso is a member pursuant to Rule 13d-5 promulgated under the Exchange Act. If a group were to exist, based upon the conversion of the principal amount of the Notes the group would beneficially own 34,440,155 shares, representing a percent of class of 90.2%. Each of the Reporting Persons disclaims the existence of a group, and this Statement shall not be construed as an admission that such a group exists.

Enso Capital Management, Ltd. may, by reason of its status as general partner of Enso and Levered, be deemed to beneficially own the shares of Common Stock beneficially owned by Enso and Levered.  Enso Capital Management LLC may, by reason of its status as investment manager of Enso Capital Management, Ltd., be deemed to beneficially own the shares of Common Stock beneficially owned by Enso and Levered.  Joshua A. Fink may, by reason of his status as controlling person of Enso Capital Management LLC, be deemed to beneficially own the shares of Common Stock beneficially owned by Enso and Levered.  Each of Enso Capital Management, Ltd., Enso Capital Management LLC and Joshua A. Fink shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Enso and Levered.  Each of Enso Capital Management, Ltd., Enso Capital Management LLC and Mr. Fink disclaims beneficial ownership of the shares of Common Stock owned by Enso and Levered and this Statement shall not be construed as an admission that they are the beneficial owner of such securities, except, in the case of Mr. Fink, to the extent of his interests in each partner of Enso and Levered.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Subscription Agreement, the Company has agreed that at all times until the Investor Rights Agreement has terminated in accordance with its terms (the "Designation Period"), the Company will cause two individuals designated by Lambda (the individuals whom Lambda has so designated from time to time are referred to herein as the "Lambda Designees") to be members of the Board of Directors of the Company except to the extent that (i) Lambda otherwise consents in writing, or (ii) a member of the Board of Directors originally designated by Lambda resigns and Lambda has not yet designated a successor. Without limiting the generality of the Company's obligations, during the Designation Period the Company must cause the Lambda Designees to be elected or nominated to the Board of Directors, to promptly remove any Lambda Designee from the Board of Directors upon the written direction of Lambda, and to promptly elect or appoint any successor designated by Lambda having reasonably appropriate business experience and background to fill any vacancy caused by any Lambda Designee ceasing to be a member of the Board of Directors for any reason.

Pursuant to the Investor Rights Agreement, the Company has agreed to take such corporate actions as may be required to, among other things, entitle Lambda to (i) nominate the Lambda Designees to the Board of Directors, (ii) nominate each successor to the Lambda Designees, provided that any successor shall have reasonably appropriate experience and background, and (iii) direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). The holders of Notes have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of the Lambda Designees and have granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. The Investor Rights Agreement will automatically terminate if Lambda no longer owns shares of Common Stock and securities representing the right to acquire shares of Common Stock upon conversion, exchange or exercise (including the Warrants held by Lambda, "Equity Securities") that in the aggregate represent at least 10% of the sum of the number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable to Lambda upon the exercise of Equity Securities. The parties to the Investor Rights Agreement are the Company, Lambda, Enso, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, GPC 76 LLC and Lewis P. Schneider.

The disclosure concerning the Registration Rights Agreement contained in Item 4 is incorporated herein by reference. In addition, the Subscription Agreement, Registration Rights Agreement, Enso Note and form of Warrant attached to the Enso Note contain customary provisions relating to the transfer of the Enso Note and the Subject Securities. The parties to the Registration Rights Agreement are the same as the parties to the Investor Rights Agreement.

Except for the Subscription Agreement, the Investor Rights Agreement, the Registration Rights Agreement, the Enso Note and the Warrant received by Enso upon the conversion of the Enso Note, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

I.  Joint Filing Agreement

II.  Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on From 8-K filed with the Commission on September 25, 2007)

III.  Investor Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.4 of the Company's Current Report on From 8-K filed with the Commission on September 25, 2007)

IV.  Registration Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.3 of the Company's Current Report on From 8-K filed with the Commission on September 25, 2007)

V.  Form of Series A 10% Convertible Secured Note due 2008 of the Company (incorporated by reference to Exhibit 4.1 of the Company's Current Report on From 8-K filed with the Commission on September 25, 2007)

VI.  Form of Series D Warrant of the Company (incorporated by reference to Exhibit 4.3 of the Company's Current Report on From 8-K filed with the Commission on September 25, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

ENSO GLOBAL EQUITIES MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Master Partnership, LP)

ENSO GLOBAL EQUITIES LEVERED MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Levered Master Partnership, LP

ENSO CAPITAL MANAGEMENT, LTD.
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director

ENSO CAPITAL MANAGEMENT LLC
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Chief Executive Officer and Chief Investment Officer

JOSHUA A. FINK
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink

Dated:  June 10, 2008

 JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Nephros, Inc.

ENSO GLOBAL EQUITIES MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Master Partnership, LP)

ENSO GLOBAL EQUITIES LEVERED MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Levered Master Partnership, LP

ENSO CAPITAL MANAGEMENT, LTD.
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director

ENSO CAPITAL MANAGEMENT LLC
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Chief Executive Officer and Chief Investment Officer

JOSHUA A. FINK
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink

Dated: June 10, 2008